METZGER & McDONALD PLLC
                 (formerly Prager, Metzger & Kroemer PLLC)
                  A PROFESSIONAL LIMITED LIABILITY COMPANY
                     ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger     3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030  	Dallas, Texas 75219-5133      Facsimile 214-224-7555
SMETZGER@PMKLAW.COM             214-969-7600                      214-523-3838
                               WWW.PMKLAW.COM                     214-969-7635


                              January 6, 2009

Via EDGAR

The Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-7010

Attn:  Ronald Winfrey, Petroleum Engineer
       Joanna Lam, Staff Accountant
       Karl Hiller, Branch Chief
       Division of Corporation Finance

       Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No. 0000867038) - Form 10-K/A for the fiscal year ended December 31, 2007 filed November 20, 2008; Form 10-Q for quarter ended September 30, 2008 filed November 14, 2008

Ladies and Gentlemen:

On behalf of Spindletop Oil & Gas Co., a Texas corporation (the (Company(), this letter is being filed as a supplemental letter uploaded on the EDGAR system in further response to oral comments and a letter of comments of the Staff of the Securities and Exchange Commission dated November 26, 2008 (the (Staff Letter().

This letter is also a confirmation of a telephone conversation between Ron Winfrey and Steven C. Metzger on January 5, 2009 with respect to engineering Comment No. 3 in the Staff Letter advising that changes in 2006 reserves should be described as a divestiture, not a change in engineering. Although no further amendment is required at this time, an explanation will be included in the Form 10-K for the fiscal year ended December 31, 2008 which will be filed in March 2009. This letter is intended as a further acknowledgment of that discussion on January 5, 2009.

This letter is being filed under the EDGAR system in acknowledgment of the matters set forth above. If you would like to further discuss any matter concerning the referenced matter or included in this letter, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

                                            Very truly yours,

                                            /s/ Steven C. Metzger



                                            Steven C. Metzger

cc:  Robert E. Corbin
     Spindletop Oil & Gas Co.
     12850 Spurling Road, Suite 200
     Dallas, Texas 75230
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